UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934



                          CONSOLIDATED OIL & GAS, INC.
                 (Name of Small Business Issuer in its charter)


           Nevada                                                91-2008446
           ------                 ---------------------          ----------
(State or other jurisdiction      (Commission File No.)       (I.R.S. Employer
     of incorporation or                                     Identification No.)
        organization)


                            316 Main Street, Suite L
                                Humble, TX 77338
                                ----------------
                    (Address of principal executive offices)

                                 (281) 446-7122
                                 --------------
                           (Issuer's telephone number)



Securities to be registered under Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
-------------------                               ------------------------------
       None                                                   None


Securities to be registered under Section 12(g) of the Act:

                         Common Stock, par value $0.001
                         ------------------------------
                                (Title of class)

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                                     PART I

Item 1.  Description of Business ..........................................    1
------   Business Development .............................................    1
         Business of Issuer ...............................................    1

Item 2.  Management's Discussion and Analysis .............................    3
------   Results of Operations - Fiscal Year 2004 Compared with Fiscal
              Year 2003 ...................................................    3

Item 3.  Description of Property ..........................................    6
------

Item 4.  Security Ownership of Certain Beneficial Owners and Management ...    8
------   Changes in Control ...............................................    9

Item 5.  Directors and Executive Officers, Promoters and Control Persons ...   9
------   Family Relationships ..............................................  10
         Involvement in Certain Legal Proceedings .........................   10

Item 6.  Executive Compensation ...........................................   11
------

Item 7.  Certain Relationships and Related Transactions ...................   11
------

Item 8.  Description of Securities ........................................   11
------   Common Stock .....................................................   11
         Voting Rights ....................................................   11
         Dividend Rights ..................................................   12
         Liquidation Rights ...............................................   12
         Preemptive Rights ................................................   12
         Registrar and Transfer Agent .....................................   12
         Dissenters' Rights ...............................................   12
         Stock Split ......................................................   12

                                     PART II

Item 1.  Market Price of and Dividends on Our Common Stock and Related
------        Stockholder Matters .........................................   12
         Legal Proceedings ................................................   12
         Changes In and Disagreements With Accountants on Accounting and
              Financial Disclosure ........................................   12
         Recent Sales of Unregistered Securities ..........................   12
         Indemnification of Directors and Officers ........................   15

                                    PART F/S

Index to Financial Statements .............................................   16

                                    PART III

Index to Exhibits .........................................................   17

Signatures ................................................................   17

Item 1.           Description of Business
------

         Business Development

         We were incorporated in Nevada on August 18, 1999. Our name then was Iowa Industrial Technologies, Inc. On August 27, 2003 we merged with another Nevada corporation, Consolidated Oil & Gas, Inc., which had been incorporated in Nevada on November 12, 1999. We were the surviving corporation in the merger and changed our name to Consolidated Oil & Gas, Inc.

         Business of Issuer

         We explore for and produce oil and gas that we sell to oil and gas gatherers. The gas sometimes is sold directly to public utility companies. We do our exploration through joint ventures with individual investors and other oil and gas companies that wish to invest in the oil and gas business.

         We have equipment to both drill and re-work wells. Typically, we purchase wells that either previously produced oil or gas and have been shut-in or wells whose production has slipped to or below a break-even point. Our strategy is to re-enter the wells and apply advanced technology to achieve better production results. We plan to identify undeveloped prospects and drill new wells in 2006 as well as continue our re-entry operations.

         Beginning in late 2003 and a tightening of the availability of oil field equipment, we began looking for leases with workover possibilities on which we could take advantage of the use of our own equipment. As a result we acquired several leases with workover possibilities in the South Texas and West Texas areas. After acquiring a lease it is our practice to find a partner to put up the project's development money for a working interest in the project. To date we have paid to the entities putting up the development money 100% of the working interest revenue in the projects until payout. After payout to the provider of the development money, we will participate in the working interest revenues at amounts varying from 20% to 50%. In future projects we plan to share in revenues from the first dollar with our working interests partners in proportion to our ownership. We charge the project for the use of our workover equipment at a rate not to exceed the going rate in the area.

         In 2004 we raised $1,002,000 and spent $1,043,000 for four such projects. We also generated gross revenues of $157,000 for the use of our own equipment on these projects.

                  Distribution Methods

         We distribute the oil and gas that we produce through oil and gas gathering companies with the gas sometimes being sold directly to public utility companies.

                  Competitive Business Conditions

         Because of historic high prices for oil and gas, there are many companies competing for the leasehold rights to good oil and gas prospects. And, because so many companies are again exploring for oil and gas, there is a shortage of equipment available to do drilling and workover projects.

         We believe we have an advantage over many small companies, because we own our own drilling and workover equipment and do not have to wait for contract equipment and crews, which are in short supply at the current time.

         One way we compete with other exploration or development companies is our practice of allowing our investors to recoup their entire investments in our wells before we attain the right to share in the production from the wells.

                  Source and Availability of Raw Materials

         Other than drilling mud, we have no significant raw materials. However, we make use of numerous oil field service companies in the drilling or workover of wells. We operate now only in Texas, where there are numerous oil field service companies. Some of the better known ones are Halliburton and Schlumberger.

                  Dependence on One or a Few Customers

         There is a ready market for the sale of crude oil or natural gas. We sell our production to many different purchasers, most of whom pay similar prices that vary with the international spot market prices.

                  Patents, Trademarks, Royalties, Etc.

         We have no patents, trademarks, licenses, concessions, or labor contracts. We pay royalties to mineral owners and owners of overriding royalties on oil and gas leases. These royalties range from 16.67% to 30%. The leases are good and royalties are owed as long as there is production on the property.

                  Government Approvals

         We are required to get approval from the Texas Railroad Commission before work can begin on any well and before production can be sold. We have all of the required permits on the properties currently in operation.

                  Existing or Probable Governmental Regulations

         We currently are active only in Texas. Developing and operating oil and gas properties in Texas is highly regulated by the Texas Railroad Commission. Other states have their own agencies that regulate this industry, and in some areas of exploration and production, the United States government regulates the industry.


         Regulations, whether State or Federal, control numerous aspects of drilling and operating oil or gas wells, including the care of the environment, the safety of the workers and the public, and the relations with the owners and occupiers of the surface lands within or near the leasehold acreage. The effect of these regulations, whether State or Federal, is invariably to increase the cost of operations.

                  Costs and Effects of Compliance with Environmental Laws

         There is a cost in complying with environmental laws that is associated with each well that is drilled or operated, which cost is added to the cost of the operation. Each well will have an additional cost associated with plugging and abandoning the well when it is no longer commercially viable. We estimate that cost to be $2,000 a well when that time comes. We currently have 25 wells we will ultimately be responsible for.

                  Number of Employees

         We have eleven full-time employees and three part-time employees.

Item 2.           Management's Discussion and Analysis
------

         The following table sets forth, as a percentage of sales, an analysis of several line-items of our Statement of Operations.

                                 For the Years Ended    For the Interim Periods Ended
                                     December 31                September 30
                                 -------------------        --------------------
                                   2004       2003            2005        2004
                                 --------   --------        --------    --------
         Revenues                     100        100             100         100
         Cost of Revenues              89         84              87          82
         Gross Margin                  11         16              13          18
         General, Selling and
         Administrative Expenses       26        146              26          48
         Net Income (Loss)            (15)       (65)            (14)        (29)


         Results of Operations - Fiscal Year 2004 Compared with Fiscal Year 2003

                  Sales

         Revenues of $1,217,594 in fiscal year (FY) 2004 were 14 times revenues of $86,763 in FY 2003. The increase is attributable to $1,001,740 received from the sale of oil and gas leases and to $157,510 received as rentals of our drilling and workover rigs. We did not have any drilling activity in 2003.

                  Interim Results: First Nine Months of FY 2005 Compared with First Nine Months of FY 2004

         Revenues of $1,211,176 in the first nine months of FY 2005 were 2.6 times revenues of $465,907 in the first nine months of FY 2004. The increase is attributable to an increase in the number of wells worked over and working interests sold in those projects in 2005 over 2004. We began actively pursuing these activities in July of 2004 and were doing the same activities for the full nine months of 2005.

                  Cost of Sales and Gross Margin

         The cost of sales of $1,086,618 in FY 2004 was 29 times the cost of sales of $37,012 in FY 2003. The increase is primarily attributable to the $1,042,884 cost of leases and the development of those leases sold in FY 2004 as compared with only $22,982 in FY 2003. Gross margin of $130,976 in FY 2004 - 11 percent of sales - compares with gross margin of $49,751 in FY 2003 - 16 percent of sales.

                  Interim Results: First Nine Months of FY 2005 Compared with First Nine Months of FY 2004

         The cost of sales of $1,056,811 in the first nine months of FY 2005 was
2.8 times the cost of sales of $380,142 in the first nine months of FY 2004. The increase is primarily attributable to an increase in the number of projects worked on in 2005 over 2004 and the fact that we worked on projects all of 2005 and for only the last three months of the same period in 2004.

                  General, Selling and Administrative Expenses

         General, selling and administrative expenses of $315,490 in FY 2004 were 2.5 times general, selling and administrative expenses of $126,784 in FY 2003. The increase is attributable to the increase in activity in FY 2004 over that of FY 2003.

                  Interim Results: First Nine Months of FY 2005 Compared with First Nine Months of FY 2004

         General, selling and administrative expenses of $319,927 in the first nine months of FY 2005 were 1.4 times general, selling and administrative expenses of $221,626 in the first nine months of FY 2004. The increase is primarily attributable to the increase in activity in 2005 over 2004 which required more administrative costs.

                  Net Income (Loss)

         We suffered a net loss of $186,383 in FY 2004 and a net loss of $56,253 in FY 2003. The increase is attributable primarily to increased expenses incurred with respect to our working interests in wells ($25,761 in FY 2004 and $1,125 in FY 2003); increased general and administrative expenses ($150,015 in FY 2004 and $45,320 in FY 2003); management fees associated with our drilling activities ($25,761 in FY 2004 and $1,125 in FY 2003); and depreciation of our drilling and workover rig acquired in mid-2003 ($80,876 in FY 2004 and $47,462 in FY 2003).

         We financed our FY 2004 loss of $186,383 through an increase of $75,622 in accounts payable, an increase of $142,567 in accrued expenses, an increase in notes payable of $24,000 and the sale of $97,366 worth of common stock.

                  Interim Results: First Nine Months of FY 2005 Compared with First Nine Months of FY 2004

         We suffered a net loss of $167,670 in the first nine months of FY 2005, which was 1.2 times the net loss of $136,761 in the first nine months of FY 2004. The increase was primarily attributable to spending funds in excess of those raised for workover projects. We are not allowed to capitalize our share of costs on projects where working interest partners have preferential treatment on payout of funds. Therefore, our share of the costs is expensed on projects for which we believe we may share in future revenues.

                  Liquidity and Sources of Liquidity

         We do not have  capital  sufficient  to meet our cash needs  during the next twelve months, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. We will have to seek loans, equity placements, and sell off working interests in projects we acquire to cover such costs. While we have been successful in such activities in the past, there can be no assurance that we will be able to continue to obtain additional funds, which may impact our ability to continue as a going concern. The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classifications of liabilities that might be necessary should we be unable to continue operations as a going concern.

         No commitments to provide additional funds have been made by management or other stockholders. Accordingly there can be no assurance that any additional funds will be available to the company to allow it to acquire and develop additional properties or cover its expenses as they may be incurred.

         Should our cash assets prove to be inadequate to meet our operational needs, we might seek to compensate providers of services by issuances of stock in lieu of cash.

                  Off-Balance Sheet Arrangements

         We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 3.           Description of Property
------

         We lease approximately 1,000 square feet of modern office space as corporate headquarters, consisting of a large conference room, three offices and a storage room. We also have a field office consisting of approximately 600 square feet of modern office space and a 4,000 square foot shop. The lease expires December 31, 2005 and is automatically renewable on a year-to-year basis. Our monthly rent is $800.

         We own interests in oil and gas leases in Texas on some of which leases there are producing oil and gas wells in which we own part or none of the working interest. Our aggregate interests are set forth below.

                               Productive Wells            Developed Acreage
                               ----------------            -----------------
         County           Gross Wells   Net Wells    Gross Acreage   Net Acreage
         ------           -----------   ---------    -------------   -----------

         Zavala:
              Gas              1          0.7              40             28
         Frio:
              Oil              1          0.1875           80             15
         Medina:
              Gas              4          0(1)            356              0(1)
         Dimmit:
              Oil              9          4.05(2)       1,998            799.2

         --------------------

         (1) We own no interest in any of the wells in Medina County, but through a wholly-owned subsidiary we own a seven-mile-long pipeline that is connected to the producing wells and from the operations of which we charge a transmission fee to the working interest owners of the wells.

         (2) Our working interest in these three wells is a 45-perent interest that is contingent and vests upon the other working interest owners receiving from production their approximately $450,000 investment in the wells. As of November 18, 2005 the other working interest owners had received $53,000 in production revenues.

                                    Undeveloped Acreage
                                  As of November 18, 2005

                  County                 Gross Acres              Net Acres
                  ------                 -----------              ---------

                  Zavala                    1,183                  1,183
                  LaSalle                      80                      9.1

                  Drilling Activity

         The following table sets forth, for each of the last three fiscal years by geographic areas in Texas, the number of net productive and dry exploratory wells drilled and the number of net productive and dry development wells drilled.

                           Net Exploratory                Net Development
                            Wells Drilled                  Wells Drilled
                            -------------                  -------------
County             Productive            Dry         Productive        Dry
------             ----------            ---         ----------        ---

Medina:
     2004              0                  0              4              1
     2003              0                  0              0              0
     2002              0                  0              0              0
Jackson:
     2004              0                  0              0              1
     2003              0                  0              0              0
     2002              0                  0              0              0
Dimmit:
     2004              0                  0              0              0
     2003              0                  0              0              0
     2002              0                  0              2              0
Zavala:
     2004              0                  0              0              0
     2003              0                  0              0              0
     2002              0                  0              0              0
San Jacinto:
     2004              0                  0              0              2
     2003              0                  0              0              0
     2002              0                  0              0              0

                  Present Activities

         We had almost completed a five-well program in 2004 in Medina County, Texas in which we sold off 100% of the working interest ownership, with our company remaining the operator of the wells. This lease consists of approximately 356 acres. Through our subsidiary, Sabinal Resources, Inc., we constructed a seven-mile pipeline to the property which we retained and will charge a transmission fee to the working interest.

         We had a lease in Jackson County, Texas with two existing well bores. With joint venture partners, we attempted to re-enter these wells in late 2004 and early 2005 but ran into problems with the casings and had to re-evaluate the re-entry prospects. Our management has abandoned this project and given up the lease.

         We have a joint venture project in Dimmitt County, Texas which consists of four leases with nine existing well bores. Seven of the well bores have been entered and currently produce a total of 300-450 barrels of oil per month. Tests show gas production should total 300-400 mcf a day total from these wells when gas lines are completed and the wells are on line. We retain a working interest of 45% in these wells after a payout of $450,000 to our joint venture partner. The other two wells are scheduled to be completed in December 2005. There is enough acreage for ten new wells if production proves to be as anticipated.


         In February  2005 we obtained a lease for an existing well bore in Frio
County, Texas. We sold off 76.75% of this property for the development costs and retained a 23.25% working interest without any priority on payout. Work is not yet completed on this project, and production is scheduled to come on line in early December 2005.

         In May 2005 we obtained a lease in LaSalle County, Texas for a well bore which was plugged before production in 1997 due to improper permitting. We sold off 80% of this project to investors. Rework on this project is scheduled to begin in late November 2005 and should be in production before the end of 2005.

         We have produced the Leta Glascock Well in Zavala County for over four years. Gross revenues from this well have been running $3,000 - $4,000 a month.
There is a 30% royalty on this well owned by other parties, and we retain a 70% working interest in the remainder after royalties. We have existing production in Zavala County on a well that is operating with an experimental down-hole pump. Production is nominal from this well.

         We are always negotiating to acquire additional leases. We operate two leases in San Jacinto County, Texas. There have been casing problems on the re-entry of the wells on these leases, and we are evaluating what future action to take.

                  Delivery Commitments

         We are not obligated to provide a fixed and determinable quantity of oil or natural gas in the near future under existing contracts or agreements.
Further, during the last three years we had no significant delivery commitments.

Item 4.           Security Ownership of Certain Beneficial Owners and Management
------

         The following table shows information as of November 30, 2005 with respect to each beneficial owner of more than five percent of each class of voting stock of the company and to each of the officers and directors of the company individually and as a group:

                                                     Amount and Nature       Percent     Term of Office
Person                        Office                of Beneficial Owner     of Shares     as a Director
------                        ------                -------------------     ---------    --------------
James Carl Yeatman, 58        CEO, President,             40,000,000           80.3           2003
316 Main Street, Suite L      Director
Humble, TX 77338

Douglas A. Newman, 58         CFO, Director                   0                  0            2005
316 Main Street, Suite L
Humble, TX 77338

Leslie P. LeGrand, 61         Secretary, Director             0                  0            2003
316 Main Street, Suite L
Humble, TX 77338




                                       8

Carl Glenn, 52                Vice President,                 0                  0            2005
316 Main Street, Suite L      Director
Humble, TX 77338

Errol B. Gary, 56             Director                        0                  0            2003
316 Main Street, Suite L
Humble, TX 77338

Officers and directors as
     A group (4 persons)                             40,000.000               80.3

         Changes in Control

         There are no arrangements that may result in a change in control of our company.

Item 5.           Directors  and  Executive  Officers,   Promoters  and  Control
------            Persons


         A list of current officers and directors appears above. The directors of the company are elected annually by the shareholders. The officers serve at the pleasure of the board of directors. The directors do not receive fees or other remuneration for their services. There are no employment contracts nor any arrangements to compensate any officer who resigns, retires or is terminated or such occurs as a result of a change in control of the company.

         James C. Yeatman. Mr. Yeatman has a BS decree in banking and finance from Mississippi State University. From 1974 to 1978 Mr. Yeatman developed a loan brokerage company and built houses in Mississippi and under the name Realty Services of Greater Jackson developed a residential subdivision in Jackson, Mississippi. From 1978 to 1999, Mr. Yeatman was a consultant to small cap companies where projects he worked with included mining, wind energy, gaming and commercial developments. From 1999 to 2003 he was CEO of a company also named Consolidated Oil and Gas Co. that in 2003 was merged into the company now named Consolidated Oil and Gas, Inc. From 2003 to the present, Mr. Yeatman has been CEO, president and a director of the issuer. Mr. Yeatman is employed full time by our company.

         Douglas A. Newman. Mr. Newman was in private practice as a CPA from 1974 through 1985. From 1985 until 1989 he was CFO and a director for Wedding Information Network, Inc., which was a Nasdaq-listed company. From 1990 until 1997 Mr. Newman was CFO and a director of Hospital Rehabilitation Services, Inc., a provider of physical therapy services in Tennessee. From 1998 until 2002 Mr. Newman was CFO and a director of Lone Wolf Energy, Inc., a Bulletin Board-traded company. In 2002, after selling his interest in Lone Wolf, Mr. Newman worked as a business consultant, mostly to small SEC and oil industry related companies. He became employed with our company in 2005 and devotes 100 percent of his time on the affairs of our company.

         Leslie P. LeGrand. Mr. LeGrand is a graduate of the University of Texas Law School, Austin, Texas. He has been in private practice in Houston, Texas since 1984. Prior to this Mr. LeGrand served as General Counsel and Chief
Operating Officer of Laketon Asphalt Refining. His knowledge of energy regulation, property acquisition, and environmental issues is an asset to Consolidated Oil & Gas, Inc. He devotes approximately 0 percent of his time on the affairs of our company.

         Carl Glenn. Mr. Glenn worked as a roughneck for Mobil Oil Corporation in the Texas Gulf region from 1981 to 1990. From 1990 to 1994 he worked as a roughneck for Glenda Petroleum Company. In 1994 he joined the Texas Railroad Commission Oil & Gas Division as a petroleum engineer where he was employed through 2004. Mr. Glenn joined our company in early 2005. He devotes 100 percent of his time on the affairs of our company.

         Errol B. Gary. Mr. Gary brings 27 years of hands-on experience to our company. He served as manager of nine workover rigs and two drilling rigs from 1973 to 1983. Since 1983 Mr. Gary has owned and operated both workover and drilling rigs for his own account along the Texas Gulf coast. He devotes approximately 5 percent of his time on the affairs of our company.

         Family Relationships

         There are no family relationships among directors, executive officers, or persons nominated or chosen by the company to become directors or executive officers.

         Involvement in Certain Legal Proceedings

         No director, person nominated to become a director, executive officer, promoter or control persons of our company has been involved during the last five years in any of the following events that are material to an evaluation of his ability or integrity:

         o Bankruptcy petitions filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

         o Conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses).

         o Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring or suspending or otherwise limiting his involvement in any type of business, securities or banking activities, or

         o Being found by a court of competition jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.


Item 6.           Executive Compensation
------

         During the last three fiscal years, no executive officer of our company has received total annual salary and bonus exceeding $100,000. The total compensation of our CEO and president for the last three years was as follows:

------ ----------------- --------------------------------- ------------------------- -----------------
                                Annual Compensation                   Awards              Payout
------ ----------------- --------------------------------- ------------------------- -----------------
                                                                        Securities
                                                           Restricted   Underlying   LTIP   All Other
                                            Other Annual   Stock        Options/     Pay-   Compensa-
Year   Name              Salary     Bonus   Compensation   Awards       SARS(#)      outs   tion
------ ----------------- ---------- ------- -------------- ------------ ------------ ------ ----------
2004   J. Carl Yeatman   $  8,240   0       0              0            0            0      0
------ ----------------- ---------- ------- -------------- ------------ ------------ ------ ----------
2003   J. Carl Yeatman   $  3,390   0       0              0            0            0      0
------ ----------------- ---------- ------- -------------- ------------ ------------ ------ ----------
2003   J.P. Bechner      $      0   0       0              0            0            0      0
------ ----------------- ---------- ------- -------------- ------------ ------------ ------ ----------
2002   J.P. Bechner      $      0   0       0              0            0            0      0
------ ----------------- ---------- ------- -------------- ------------ ------------ ------ ----------

Item 7.           Certain Relationships and Related Transactions
------

         There have been no transactions during the last two years, or proposed transactions, to which we were or are to be a party in which any of the following persons had or is to have a direct or indirect material interest:

         o        any officer or director;

         o        any nominee for election as a director;

         o any beneficial owner of more than five percent of our voting securities;

         o any member of the immediate family of any of the above persons.

Item 8.           Description of Securities
------

         Common Stock

         Our company is authorized to issue 100 million shares of common stock, $0.001 par value and has 50,192,584 shares of common stock issued and outstanding and owned by 49 shareholders of record plus an indeterminate number of shareholders whose 3,703,100 shares are held in "street name" (Cede, an affiliate of Depository Trust Company that holds shares for broker-dealer firms and, indirectly, their customers).

         Voting Rights

         Holders of the shares of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of common stock do not have a cumulative voting right, which means that the holders of a majority of the shares voting for the election of the board of directors can elect all members of the board of directors.

         Dividend Rights

         Holders of record of shares of common stock are entitled to receive dividends when and if declared by the board of directors out of funds of the company legally available therefor.

         Liquidation Rights

         Upon any liquidation, dissolution or winding up, holders of shares of common stock are entitled to receive pro rata all of the assets of the company available for distribution to shareholders, subject to the prior satisfaction of the liquidation rights of the holders of outstanding shares of Preferred Stock.

         Preemptive Rights

         Holders of common stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the company.

         Registrar and Transfer Agent

         Standard Transfer & Trust Co., Inc., 2980 South Rainbow Boulevard, Suite 220H, Las Vegas, NV 89146 is our transfer agent and registrar of our common stock.

         Dissenters' Rights

         Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the corporation to repurchase its shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the company's articles of incorporation.

         Stock Split

         On June 15, 2004 we effected a two-for-one stock split.

         There are no provisions in our articles of incorporation or bylaws that would delay, defer or prevent a change in control of our company.

                                     PART II

Item 1.           Market Price of and  Dividends on Our Common Stock and Related
------            Stockholder Matters


         There is no public trading market for our common stock. None of our shares of common stock are subject to outstanding options or warrants to purchase, or securities convertible into, our common stock. Of the 50,192,584 shares of common stock outstanding as of November 30, 2005, 9,000,000 shares are immediately transferable and 762,926 shares could be sold pursuant to Rule 144 under the Securities Act of 1933 as of November 30, 2005.

         On August 27, 2003 our company, then named Iowa Industrial Technologies, Inc., merged with another Nevada corporation, which was named Consolidated Oil & Gas, Inc. Our company was the surviving entity in the merger, and we renamed our company "Consolidated Oil & Gas, Inc."

         Iowa Industrial Technologies, Inc. was subject to the periodic reporting requirements of the Securities Exchange Act of 1934 by reason of its having filed, on June 25, 2001, a Form 10-SB with the Commission. However, it was severely delinquent in its reporting requirements, having filed only two quarterly reports on Form 10-QSB since it became subject to filing requirements. When the August 2003 merger became effective and the surviving company changed its name to its present name, it failed to file any disclosures with the Commission on a Form 8-K, as it was required to do, that would inform the public about the merger and the new line of business of the company.

         By reason of the above, in September 2004 the Commission issued an Order Instituting Proceedings to revoke the registration of our company under the Securities Exchange Act of 1934. On December 17, 2004 after a hearing the Commission issued its Initial Decision, revoking such registration, which decision became final on January 28, 2005.

         Our common stock had been trading since July 2004, on the Pink Sheets on an unsolicited basis only, under the stock symbol "CSLO". In June 2005 N.A.S.D. changed the stock symbol of our company to "CSLG." On October 21, 2005, N.A.S.D. Regulation, a Nasdaq-owned entity that performs certain regulatory functions regarding the Pink Sheets, in response to its receipt from the Commission of its Order revoking the registration of our common stock, caused our stock symbol to be cancelled and no longer able to be accessed electronically. As far as we know, there has been no trading in our stock since that date. Further, we can find no source to advise us of the price range of trades of our common stock during the period when it did trade. We believe it is fair to state that such a price range of trades was between $0.10 and $1.07.

         This Form 10-SB is intended to once again place us under the reporting and disclosure requirements of the federal securities laws. We vow that we will exert every effort to be and remain in full compliance with such reporting and disclosure requirements.


                  Dividends

         We have declared no cash dividends on our common stock since inception.
There are no restrictions that limit our ability to pay dividends on our common stock or that are likely to do so in the future other than the restrictions set forth in Nevada Revised Statutes, 78.288. These restrictions provide that no distribution may be made to our shareholders if, after giving effect to the distribution, (1) we would not be able to pay our debts as they mature or (2) our total assets would be less than our total liabilities plus any amounts needed, were we to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any shareholders over the rights of the common stock shareholders.

                  Securities  Authorized for Issuance Under Equity  Compensation
                  Plans

         We have no compensation plans under which equity securities are authorized for issuance.

         Legal Proceedings

         Neither our company nor any of its property is a party to, or the subject of, any material pending legal proceedings other than ordinary, routine litigation incidental to our business.

         Changes  In  and  Disagreements  With  Accountants  on  Accounting  and
Financial Disclosure

         During the two most recent fiscal years or any later interim period, our principal independent accountant has not resigned, declined to stand for reelection or been dismissed.

         Recent Sales of Unregistered Securities

         The following table sets forth information for all shares of common stock sold by us within the last three years without registering the securities under the Securities Act.

                                               Number
Name                            Date           of Shares   Cash price      Value       Other Consideration
----                            ----           ---------   ----------      -----       -------------------
James Carl Yeatman              05-01-03       40,000,000  $              $714,746     Merger with his company
Edna Topance                    09-09-04          125,000      25,000
Herbert Muller                  09-09-04          110,000      20,000
Herbert Muller                  09-15-04           26,000          26                  Transfer of oil and gas
                                                                                       interest
Jim Harris                      12-20-04           20,000          20                  Transfer of oil and gas
                                                                                       interest
Loyal Seeds                     01-04-05          200,000      35,000
Kreiser Living Trust            01-10-05           25,000          25                  Transfer of oil and gas
                                                                                       interest





                                       14

Herbert Muller                  01-24-05          115,000         115                  Transfer of oil and gas
                                                                                       interest
Kreiser Living Trust            01-20-05           15,000          15                  Transfer of oil and gas
                                                                                       interest
Leonard Woolsey                 04-18-05           10,000       2,000
Sandra Rod Rutherford           04-27-05           14,063                    2,813     Purchase of oil and gas
                                                                                       lease
Robert J. Rod                   04-27-05           42,187                    8,437     Purchase of oil and gas
                                                                                       lease
David R. Elks                   04-29-05           75,000                   15,000     Purchase of oil and gas
                                                                                       lease
Gary E. Ellison                 05-04-05           18,750                    3,750     Purchase of oil and gas
                                                                                       lease
J.M. Rodriguez & Assoc.         05-04-05           25,000       5,000
Dr. Sam or Judy Webb            06-17-05          100,000      20,000                  Transfer of oil and gas
                                                                                       interest
Eugene M. Juergens              08-05-05            5,000       1,500
Pete Dlugosch                   08-11-05           33,334      10,000
Kreiser Living Trust            09-02-05           32,500         325                  Transfer of oil and gas
                                                                                       interest
Dan D. Fisher                   09-02-05           10,000                    5,000     Geological services
Phil Shaheen                    09-06-05           20,000                   10,000     Consulting services
David S. Holland                09-22-05          150,000      45,000
Jon Schlemmer                   10-18-05           13,750       4,950
Gerald D. Pickett               11-15-05            7,000                    2,100     Consulting services
                                               ----------    --------     --------
Total                                          41,192,584    $168,976     $761,846

In all instances of the above sales, the sales were made under the exemption from registration provided by Regulation D, Rule 506. The purchasers were either officers or directors of our company, were accredited investors with whom we had a preexisting relationship or in less than ten instances were non-accredited investors with whom we had a preexisting relationship and to whom we delivered offering materials that complied with the disclosure requirements of a Form SB-2 including audited financial statements. The sales were not accompanied by any public solicitation or public advertising. The sales were made by officers of our company who received no compensation, director or indirect, for effecting the sales.

         Indemnification of Directors and Officers

         Pursuant to the Nevada Securities Act, under most circumstances the company's officers and directors may not be held liable to the company or its shareholders for errors in judgment or other acts or omissions in the conduct of the company's business unless such errors in judgment, acts or omissions constitute fraud, gross negligence or malfeasance.

                                    PART F/S

Set forth below are the following financial statements for our company:
                                                                            Page
                                                                            ----

Report of Independent Accountant ...................................        F-1
Balance Sheets, December 31, 2004 and 2003 .........................        F-2
Statements of Operations, Years Ended December 31, 2004 and 2003....        F-3
Statements of Stockholders' Equity (Deficit) from
         January 1, 2003 to December 31, 2004 ......................        F-4
Statements of Cash Flows, Years Ended December 31, 2004 and 2003....        F-5
Notes to Financial Statements ......................................        F-6
Balance Sheet, September 30, 2005 (unaudited) ......................        F-11
Statements of Operations, Interim Periods Ended
         September 30, 2005 and 2005 (unaudited) ...................        F-12
Statements of Cash Flows, Interim Periods Ended
         September 30, 2005 and 2004 (unaudited) ...................        F-13
Notes to Unaudited Financial Statements ............................        F-14

CLYDE BAILEY P.C.
--------------------------------------------------------------------------------
                                                     Certified Public Accountant
                                                        10924 Vance Jackson #404
                                                        San Antonio, Texas 78230
                                                            (210) 699-1287(ofc.)
                                           (888) 699-1287 o (210) 691-2911 (fax)
                                                                         Member:
                                                     American Institute of CPA's
                                                          Texas Society of CPA's

Board of Directors
Consolidated Oil & Gas Inc.



                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------

I have audited the accompanying balance sheet of Consolidated Oil & Gas Inc. (Company) as of December 31, 2004 and 2003 and the related statement of operations, statement of stockholders' equity, and the statement of cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31,2004 and 2003 and the results of its operations and its cash flows for the years ended December 31,2004 and 2003 in conformity with accounting principles generally accepted in the United States.


                                                  /s/ Clyde Bailey P.C.


                                                Clyde Bailey P.C.
San Antonio, Texas
January 18, 2005


                          Consolidated Oil & Gas, Inc.
                                 Balance Sheets


                                                                  December 31,
                                                            ----------------------
                                                               2004         2003
                                                            ---------    ---------
                                    ASSETS

Current Assets
   Cash                                                     $  95,443    $   2,181
                                                            ---------    ---------
       Total Current Assets                                    95,443        2,181
                                                            ---------    ---------

Property and Equipment
   Oil and gas properties                                     151,528       45,894
   Equipment                                                  665,434      648,382
   Furniture and fixtures                                      41,250       33,150
                                                            ---------    ---------
                                                              858,212      727,426
   Less Accumulated Depreciation                             (370,689)    (289,813)
                                                            ---------    ---------
       Net Property and Equipment                             487,523      437,613
                                                            ---------    ---------

Other Assets:
   Deposits                                                       500          500
                                                            ---------    ---------

       Total Assets                                         $ 583,466    $ 440,294
                                                            =========    =========

                     LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
   Accounts payable                                         $  76,633    $   1,011
   Accrued Expenses                                           162,122       19,554
   Notes payable                                               30,000        6,000
                                                            ---------    ---------
       Total Current Liabilities                              268,755       26,565

Long-Term Liabilities
   Shareholder payable                                         30,585       40,585
   Commitments and contingencies                                 --           --
                                                            ---------    ---------

       Total Liabilities                                      299,340       67,150
                                                            ---------    ---------

Shareholders Equity
   Common stock,$.001 par value, 100,000,000
       shares authorized, 49,261,000 and 49,000,000
       shares issued and outstanding at December 31,
       2004 and 2003                                           49,261       49,000
   Additional paid-in capital                                 771,851      674,746
   Retained earnings (deficit)                               (536,986)    (350,602)
                                                            ---------    ---------
       Total Stockholders' Equity                             284,126      373,144
                                                            ---------    ---------

       Total Liabilities and Shareholders' Equity           $ 583,466    $ 440,294
                                                            =========    =========


The accompanying notes are an integral part of these financial statements

                           Consolidated Oil & Gas, Inc
                            Statements of Operations


                                                       For the Years Ended
                                                           December 31,
                                                   ----------------------------
                                                       2004            2003
                                                   ------------    ------------

Revenues
   Gas and Oil Sales                               $     58,354    $     44,116
   Rig Rental                                           157,500           3,047
   Sale of Leases                                     1,001,740          39,600
                                                   ------------    ------------
                                                      1,217,594          86,763
                                                   ------------    ------------

Cost of Revenues
   Royalties                                             11,989          12,905
   Working Interest expenses                             25,761           1,125
   Production Expenses                                    5,984            --
   Cost of Leases Sold                                1,042,884          22,982
                                                   ------------    ------------
                                                      1,086,618          37,012
                                                   ------------    ------------

Gross Profit                                            130,976          49,751
                                                   ------------    ------------

Costs and Expenses
   General and Administrative                           150,015          45,320
   Management Fees                                       57,923          31,716
   Exploration and Dry Hole Costs                        20,626            --
   Depreciation                                          80,876          47,462
   Occupancy                                              6,050           2,286
                                                   ------------    ------------
                                                        315,490         126,784
                                                   ------------    ------------

           Net Income (Loss) from Operations           (184,514)        (77,033)

Other Income and Expense
   Interest Expense                                      (1,869)           --
   Other Income                                            --            20,780
                                                   ------------    ------------

           Net Income(Loss)                            (186,383)        (56,253)
                                                   ------------    ------------

Provision for Income Taxes                                 --              --
                                                   ------------    ------------
                                                           --              --
                                                   ------------    ------------

           Net Income (Loss)                       $   (186,383)   $    (56,253)
                                                   ============    ============


Basic and Diluted earnings (Loss) per share                 nil             nil
                                                   ============    ============

Weighted Average Shares Outstanding                  49,143,908      49,000,000
                                                   ============    ============


The accompanying notes are an integral part of these financial statements


                          Consolidated Oil & Gas, Inc.
                  Statements of Changes in Shareholders' Equity





                                    Common Stock                           Retained        Share-
                                                              Paid-In      Earnings       holders'
                                 Shares         Amount        Capital      (Deficit)       Equity
                              ----------------------------------------------------------------------
Balance -  January 1, 2003     49,000,000    $    49,000    $   674,746   $  (294,350)   $   429,396

   Net loss                                                                   (56,253)       (56,253)
                              ----------------------------------------------------------------------

Balance - December 31, 2003    49,000,000         49,000        674,746      (350,603)       373,143

   Common Stock Issued            493,400            493         96,873                       97,366

   Net Loss                                                                  (186,383)      (186,383)
                              ----------------------------------------------------------------------

Balance - December 31, 2004    49,493,400    $    49,493    $   771,619   $  (536,986)   $   284,126
                              ======================================================================




The accompanying notes are an integral part of these financial statements


                           Consolidated Oil & Gas, Inc
                             Statement of Cash Flows



                                                              For the Years Ended
                                                                  December 31,
                                                            ----------------------
                                                               2004         2003
                                                            ---------    ---------

Cash Flows from Operating Activities

   Net Income (Loss)                                        $(186,383)   $ (56,253)

   Adjustments to reconcile net income (loss) to net cash
       provided by operating activities:
          Depreciation                                         80,876       47,462
          Changes in working capital accounts:
              Increase in accounts payable                     75,622         (100)
              Increase in accrued expenses                    142,567       10,842
              Increase in deferred income taxes                  --           --
                                                            ---------    ---------

   Net Cash Provided from Operating Activities                112,682        1,951
                                                            ---------    ---------


Cash Flows from Investing Activities
   Purchase of property and equipment                        (130,786)        --
                                                            ---------    ---------

Cash Flows from Financing Activities
   Increase in notes payable                                   24,000         --
   Increase (decrease) in shareholder payable                 (10,000)         115
   Sale of common stock                                        97,366         --
                                                            ---------    ---------

   Net Cash Provided from Financing Activities                111,366          115
                                                            ---------    ---------

   Net Increase in Cash                                        93,262        2,066

   Cash at Beginning of Year                                    2,181          115
                                                            ---------    ---------

   Cash at End of Year                                      $  95,443    $   2,181
                                                            =========    =========


Supplemental Disclosure of Cash Flow
   Information
       Cash paid During the year for Interest               $   1,299    $    --
                                                            =========    =========



The accompanying notes are an integral part of these financial statements

                           Consolidated Oil & Gas Inc.
                          Notes to Financial Statements



Note 1  -  Summary of Significant Accounting Policies
-----------------------------------------------------

Organization
------------
Consolidated Oil & Gas Inc. ("the Company") was incorporated under the laws of the State of Nevada on November 17, 1999 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada.

The company has a total of 100,000,000 ($.001 par value) common shares authorized with 49,493,400 and 49,000,000 common shares issued and outstanding as of December 31, 2004 and 2003 respectively.

Federal Income Tax
------------------
The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes.

The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when consulting engagements have been earned and completed and expenses when incurred on the related consulting engagements. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

         The estimated useful lives are as follows:

         Equipment                    10 years
         Vehicles                      5 years

Depreciation expense for the years ended December 31, 2004 and 2003 was $80,876 and $47,462.

                           Consolidated Oil & Gas Inc.
                          Notes to Financial Statements



Note 1  -  Summary of Significant Accounting Policies (cont'd)
--------------------------------------------------------------
Earnings per Common Share
-------------------------

The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Comprehensive Income
--------------------
Statement  of  Financial   Accounting   Standards  (SFAS)  No.  130,  "Reporting
Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

Impairment of Long-Lived Assets
-------------------------------
The Company follows SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Statement requires that long-lived assets, liabilities and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Long-lived   assets  consist  primarily  of  property  and  equipment  and  note receivable, and other assets. The recoverability of long-lived assets is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has indications of impairment, such as current operating losses, the Company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period. If impairment exists, the carrying amount of the long-lived assets is reduced to its estimated fair value, less any costs associated with the final settlement. As of December 31, 2004 there was no impairment of the Company's long-lived assets.

In December 2004, the FASB issued FASB Staff Position No. 109-1 ("FSP FAS No. 109-1"), "Application of FASB Statement No.109, `Accounting for Income Taxes,' to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004." The American Jobs Creation Act of 2004 introduces a special tax deduction of up to 9.0 percent when fully phased in, of the lesser of "qualified production activities income" or taxable income. FSP FAS 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with SFAS No. 109. Although FSP FAS No. 109-1 was effective upon issuance, we are still evaluating the impact FSP FAS No. 109-1 will have on our financial statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs", an amendment of Accounting Research Bulletin No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe adoption of SFAS No. 151 will have a material effect on our financial position, results of operations or cash flows.

                           Consolidated Oil & Gas Inc.
                          Notes to Financial Statements



Note 1  -  Summary of Significant Accounting Policies (cont'd)
--------------------------------------------------------------
Recent Accounting Pronouncements
--------------------------------

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB Opinion No. 29, "Accounting for Nonmonetary Transactions," provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB Opinion No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception of exchanges of nonmonetary assets that do no have commercial substance. SFAS No. 153 is effective for the Company as of January 1, 2005. The Company will apply the requirements of SFAS No. 153 when such an exchange occurs.

Note 2  -  Common Stock
-----------------------

The company has a total of 100,000,000 ($.001 par value) common shares authorized with 49,493,400 and 49,000,000 common shares issued and outstanding as of December 31, 2004 and 2003 respectively.

On June 15, 2004, the Company approved a 2 for 1 forward split of the Company's common stock.

During the months of August and September 2004, the Company issued a total of 493,400 shares of common stock for a total of $97,366 in cash.

On May 1, 2003 the Company acquired Consolidated Oil & Gas Inc.("Consolidated") (a Nevada Corporation) whereby the Plan of Exchange called for the Company to exchange 20,000,000 shares of its common stock for 25,000 shares of Consolidated representing all of the outstanding shares of Consolidated. Since the Company had no operations, the merger is being accounted for as a reverse merger for accounting purposes. The surviving company will have Consolidated's assets, liabilities, and operations.

Note 3 - Fixed Assets
---------------------

The Company received a total of $619,250 worth of drilling and oil field equipment in November 1999 from the founding shareholders. The Equipment is being depreciated over a five and ten year period. Also, the Company received oil & gas leases valued in the amount of $45,894. The leases are producing only a minimal amount of oil & gas production and are not being depleted at this time.

During the year ended December 31, 2004 the Company did several drilling programs where it is to receive a carried interest after the investing party receives payout for its investment. The company recognizes as revenue the amount received from the investors and charges all costs associated with development of the properties (including cost overruns) to cost of revenues as incurred.

                           Consolidated Oil & Gas Inc.
                          Notes to Financial Statements



During 2004 the Company developed a gathering pipeline for delivery to a sales distribution point. The cost to date is $105,634 and depreciation will be recorded over a ten year period when completed.

Note 4 - Notes Payable
----------------------

The Company has a note payable to an unrelated individual for $30,000 at December 31, 2004 which bears interest at 6% per annum which is being accrued and was due April 11, 2004.

Note 4 - Related Parties
------------------------

The Company is indebted to the existing shareholders in the amount of $30,585 as of December 31, 2004 and $40,585 as of December 31, 2003. The notes are on demand and do not carry an interest rate at this time.

Note 5 - Income Taxes
---------------------

The components of the provision for income tax (expense) benefits are as follows:

                                       Year Ended December 31,
                                          2004          2003
                                       ---------     ---------

                Deferred:
                     Federal           $  60,906     $  18,265
                     State                 8,387         2,531
                 Valuation Allowance     (68,906)      (20,796)
                                       ---------     ---------

Such income tax (expense) benefits are included in the accompanying consolidated financial statements as follows:

                                      Year Ended December 31,
                                         2004          2003
                                      ---------     ---------


         Income from operations       $  68,906     $  20,796
         Non-Deductible Expenses
             and Non-Taxable Income         -0-           -0-
         Valuation Allowance            (68,906)      (20,796)
                                      ---------     ---------

The above provision has been calculated based on Federal and State statutory rates in the adjusted rates of 34% for Federal and 4.5% for State tax rates.

Temporary differences, which give rise to deferred tax assets and liabilities are as follows:

                                        Year Ended December 31,
                                            2004        2003
                                        ---------     ---------
Deferred tax assets:
Net Operating Loss                      $  89,703     $  20,796
Valuation Allowance                       (89,703)      (20,796)
                                        ---------     ---------

Net deferred tax assets (liabilities)   $       0     $       0
                                        =========     =========

                           Consolidated Oil & Gas Inc.
                          Notes to Financial Statements




The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the years ended December 31, 2004 and 2003 totaled $68,906 and $20,796, respectively. The net operating loss carry- forward begins to expire in year 2023. The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

                          Consolidated Oil & Gas, Inc.
                                  Balance Sheet
                               September 30, 2005
                                   (unaudited)



                                     ASSETS

Current Assets
     Cash                                                           $    77,904
     Inventory                                                           43,617
     Accounts receivable                                                  5,475
                                                                    -----------
        Total Current Assets                                            126,996

Property and Equipment
     Oil and gas properties                                             170,446
     Equipment                                                          804,311
     Furniture and fixtures                                              50,985
                                                                    -----------
                                                                      1,025,742
     Less Accumulated Depreciation                                     (430,689)
                                                                    -----------
        Net Property and Equipment                                      595,053
                                                                    -----------

Other Assets
     Deposits                                                               500
                                                                    -----------


        Total Assets                                                $   722,549
                                                                    ===========

                     LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
     Accounts payable                                               $   180,923
     Accrued expenses                                                       570
     Deferred revenue                                                   239,500
     Notes payable                                                       42,567
                                                                    -----------
        Total Current Liabilities                                       463,560
                                                                    -----------

Long-Term Liabilities
     Shareholder payable                                                 13,000
     Commitments and contingencies                                         --
                                                                    -----------

        Total Liabilities                                               476,560
                                                                    -----------

Shareholders Equity
     Common stock,$.001 par value, 100,000,000
        shares authorized, 50,171,834 shares
        issued and outstanding at September 30, 2005                     50,172
     Additional paid-in capital                                         900,473
     Retained earnings (deficit)                                       (704,656)
                                                                    -----------
        Total Stockholders'  Equity                                     245,989
                                                                    -----------


        Total Liabilities and Shareholders' Equity                  $   722,549
                                                                    ===========




The accompanying notes are an integral part of these financial statements

                           Consolidated Oil & Gas, Inc
                             Statement of Operations
              For the Nine Months Ended September 30, 2004 and 2005
                                   (unaudited)


                                                        2004            2005
                                                   ------------    ------------

Revenues
  Gas and Oil Sales                                $     19,167    $     18,958
  Rig Rental                                               --           172,500
  Sale of Leases                                        446,740       1,019,718
                                                   ------------    ------------
                                                        465,907       1,211,176
                                                   ------------    ------------

Cost of Revenues
  Production Expenses                                    18,637          22,622
  Cost of Leases Sold                                   361,505       1,034,189
                                                   ------------    ------------
                                                        380,142       1,056,811
                                                   ------------    ------------

Gross Profit                                             85,765         154,365
                                                   ------------    ------------

Costs and Expenses
  General and Administrative                            157,419         250,327
  Depreciation                                           60,657          60,000
  Occupancy                                               3,550           9,600
                                                   ------------    ------------
                                                        221,626         319,927
                                                   ------------    ------------

              Net Income (Loss) from Operations        (135,861)       (165,562)

Other Income and Expense
  Interest Expense                                         (900)         (2,108)
                                                   ------------    ------------


              Net Income(Loss)                         (136,761)       (167,670)
                                                   ------------    ------------

Provision for Income Taxes
  Current                                                  --              --
  Deferred                                                 --              --
                                                   ------------    ------------
                                                           --              --
                                                   ------------    ------------

              Net Income (Loss)                    $   (136,761)   $   (167,670)
                                                   ============    ============


Basic and Diluted earnings (Loss) per share                 nil             nil
                                                   ============    ============

Weighted Average Shares Outstanding                  49,029,000      49,831,000
                                                   ============    ============




The accompanying notes are an integral part of these financial statements


                           Consolidated Oil & Gas, Inc
                             Statement of Cash Flows
              For the Nine Months Ended September 30, 2004 and 2005
                                   (unaudited)



                                                               2004         2005
                                                            ---------    ---------
Cash Flows from Operating Activities

   Net Income (Loss)                                        $(136,761)   $(167,670)

   Adjustments to reconcile net income (loss) to net cash
       provided by  operating activities:
          Depreciation                                         60,657       60,000
          Changes in working capital accounts:
            Increase in accounts receivable                      --         (5,475)
            Increase in inventory                                --        (43,617)
            Increase in accounts payable                       22,110      104,290
            Increase in deferred revenue                       50,000      239,500
            (Increase) decrease in accrued expenses               181     (161,552)
                                                            ---------    ---------

   Net Cash Provided from Operating Activities                 (3,813)      25,476
                                                            ---------    ---------


Cash Flows from Investing Activities
   Purchase of property and equipment                         (15,000)    (167,530)
                                                            ---------    ---------

Cash Flows from Financing Activities
   Increase (decrease) in notes payable                        (6,000)      12,567
   Increase (decrease) in shareholder payable                    --        (17,585)
   Sale of common stock                                        45,026      129,533
                                                            ---------    ---------

   Net Cash Provided from Financing Activities                 39,026      124,515
                                                            ---------    ---------

   Net Decrease in Cash                                        20,213      (17,539)

   Cash at Beginning of Period                                  2,181       95,443
                                                            ---------    ---------

   Cash at End of Period                                    $  22,394    $  77,904
                                                            =========    =========

Supplemental Disclosure of Cash Flow
   Information
       Cash paid During the year for Interest               $     900    $   2,108
                                                            =========    =========



The accompanying notes are an integral part of these financial statements

                          Consolidated Oil & Gas, Inc.
                    Notes to Financial Statements (Unaudited)


Note 1  -  Summary of Significant Accounting Policies
-----------------------------------------------------

Organization
------------
Consolidated Oil & Gas Inc. ("the Company") was incorporated under the laws of the State of Nevada on November 17, 1999 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada.

The company has a total of 100,000,000 ($.001 par value) common shares authorized with 50,171,834 common shares issued and outstanding as of September 30, 2005.

Federal Income Tax
------------------
The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes.

The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when consulting engagements have been earned and completed and expenses when incurred on the related consulting engagements. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

                  The estimated useful lives are as follows:

                  Equipment                 10 years
                  Vehicles                  5  years

Depreciation expense for the nine months ended September 30, 2005 was $60,000.

                          Consolidated Oil & Gas, Inc.
                    Notes to Financial Statements (Unaudited)


Note 1  -  Summary of Significant Accounting Policies (cont'd)
--------------------------------------------------------------

Earnings per Common Share
-------------------------
The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Comprehensive Income
--------------------
Statement  of  Financial   Accounting   Standards  (SFAS)  No.  130,  "Reporting
Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

Impairment of Long-Lived Assets
-------------------------------
The Company follows SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Statement requires that long-lived assets, liabilities and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Long-lived   assets  consist  primarily  of  property  and  equipment  and  note receivable, and other assets. The recoverability of long-lived assets is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has indications of impairment, such as current operating losses, the Company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period. If impairment exists, the carrying amount of the long-lived assets is reduced to its estimated fair value, less any costs associated with the final settlement. As of September 30, 2005 there was no impairment of the Company's long-lived assets.

Recent Accounting Pronouncements
--------------------------------
In December 2004, the FASB issued FASB Staff Position No. 109-1 ("FSP FAS No. 109-1"), "Application of FASB Statement No.109, `Accounting for Income Taxes,' to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004." The American Jobs Creation Act of 2004 introduces a special tax deduction of up to 9.0 percent when fully phased in, of the lesser of "qualified production activities income" or taxable income. FSP FAS 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with SFAS No. 109. Although FSP FAS No. 109-1 was effective upon issuance, we are still evaluating the impact FSP FAS No. 109-1 will have on our financial statements.

                          Consolidated Oil & Gas, Inc.
                    Notes to Financial Statements (Unaudited)


Note 1  -  Summary of Significant Accounting Policies (cont'd)
--------------------------------------------------------------

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs", an amendment of Accounting Research Bulletin No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe adoption of SFAS No. 151 will have a material effect on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB Opinion No. 29, "Accounting for Nonmonetary Transactions," provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB Opinion No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception of exchanges of nonmonetary assets that do no have commercial substance. SFAS No. 153 is effective for the Company as of January 1, 2005. The Company will apply the requirements of SFAS No. 153 when such an exchange occurs.

Note 2  -  Common Stock
-----------------------

The company has a total of 100,000,000 ($.001 par value) common shares authorized with 50,171,834 common shares issued and outstanding as of September 30, 2005.

On June 15, 2004, the Company approved a 2 for 1 forward split of the Company's common stock.

Since the merger on May 1, 2003 the company has issued 658,334 shares of stock for cash of $143,500 and 513,500 shares of stock for services valued at $65,526.

On May 1, 2003 the Company acquired Consolidated Oil & Gas Inc.("Consolidated") (a Nevada Corporation) whereby the Plan of Exchange called for the Company to exchange 20,000,000 shares of its common stock for 25,000 shares of Consolidated representing all of the outstanding shares of Consolidated. Since the Company had no operations, the merger is being accounted for as a reverse merger for accounting purposes. The surviving company will have Consolidated's assets, liabilities, and operations.

Note 3 - Fixed Assets
---------------------

The Company received a total of $619,250 worth of drilling and oil field equipment in November 1999 from the founding shareholders. The Equipment is being depreciated over a five and ten year period. Also, the Company received oil & gas leases valued in the amount of $45,894. The leases are producing only a minimal amount of oil & gas production and are not being depleted at this time.

                          Consolidated Oil & Gas, Inc.
                    Notes to Financial Statements (Unaudited)



Note 3 - Fixed Assets (cont'd)
------------------------------

During the year ended December 31, 2004 and the nine months ended September 30, 2005 the Company did several drilling programs where it is to receive a carried interest after the investing party receives payout for its investment. The company recognizes as revenue the amount received from the investors and charges all costs associated with development of the properties (including cost overruns) to cost of revenues as incurred.

During 2004 the Company developed a gathering pipeline for delivery to a sales distribution point. The cost to date is $124,552 and depreciation will be recorded over a ten year period when completed.

Note 4 - Notes Payable
----------------------

The Company has a note payable to an unrelated individual for $30,000 at September 30, 2005 which bears interest at 6% per annum which is being accrued and was due April 11, 2005. The company also has a note payable to a bank in the amount of $12,568 bearing interest at 6% per annum, secured by a 1997 Ford pickup. This note is due December 28, 2005.

Note 5 - Related Parties
------------------------

The Company is indebted to the existing shareholders in the amount of $13,000 as of September 30, 2005. The notes are on demand and do not carry an interest rate at this time.

Note 6 - Income Taxes
---------------------

The components of the provision for income tax (expense) benefits are as follows:

                                       Year Ended December 31,
                                           2004         2003
                                       ---------     ---------

                Deferred:
                     Federal           $  60,906     $  18,265
                     State                 8,387         2,531
                 Valuation Allowance     (68,906)      (20,796)
                                       ---------     ---------

Such income tax (expense) benefits are included in the accompanying consolidated financial statements as follows:

                                      Year Ended December 31,
                                         2004          2003
                                      ---------     ---------

         Income from operations       $  68,906     $  20,796
         Non-Deductible Expenses
             and Non-Taxable Income           0             0
         Valuation Allowance            (68,906)      (20,796)
                                      ---------     ---------

The above provision has been calculated based on Federal and State statutory rates in the adjusted rates of 34% for Federal and 4.5% for State tax rates.

                          Consolidated Oil & Gas, Inc.
                    Notes to Financial Statements (Unaudited)



Note 6 - Income Taxes (cont'd)

Temporary differences, which give rise to deferred tax assets and liabilities are as follows:

                                               Year Ended December 31,
                                                  2004          2003
                                               ---------     ---------
Deferred tax assets:
Net Operating Loss                             $  89,703     $  20,796
Valuation Allowance                              (89,703)      (20,796)
                                               ---------     ---------
Net deferred tax assets (liabilities)          $       0     $       0
                                               =========     =========

The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the years ended December 31, 2004 and 2003 totaled $68,906 and $20,796, respectively. The net operating loss carry- forward begins to expire in year 2023. The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

                                    PART III

Index to Exhibits

         The following exhibits are filed as a part of this Form 10-SB Registration Statement:

       Exhibit No.         Description
       -----------         -----------

         3(i)              Articles   of   Incorporation   of  Iowa   Industrial
                           Technologies, Inc. (new name Consolidated Oil & Gas, Inc.)*

         3(ii) Articles of Merger between Iowa Industrial Technologies, Inc. (the surviving entity) and Consolidated Oil & Gas, Inc. (the merging entity). These Articles change the name of the surviving company to Consolidated Oil & Gas, Inc.

         3(iii) Bylaws of Iowa Industrial Technologies, Inc. (now named Consolidated Oil & Gas, Inc.)**

         * Previously filed on June 25, 2001 as Exhibit 2.1 to Form 10-SB of Iowa Industrial Technologies, Inc. (new name Consolidated Oil & Gas, Inc.), EDGAR Accession Number 0001015402-01-501621; incorporated herein.

         ** Previously filed on June 25, 2001 as Exhibit 2.2 to Form 10-SB of Iowa Industrial Technologies, Inc. (new name Consolidated Oil & Gas, Inc.), EDGAR Accession Number 0001015402-01-501621; incorporated herein.


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CONSOLIDATED OIL & GAS, INC.



                                          By: /s/ James C. Yeatman
                                             -----------------------------------
                                             James C. Yeatman, President and CEO
December 13, 2005

                          CONSOLIDATED OIL & GAS, INC.
                          Commission File No._________


                                   FORM 10-SB

                                INDEX TO EXHIBITS

         The following exhibits are filed as a part of this Form 10-SB Registration Statement:

       Exhibit No.         Description
       -----------         -----------

         3(i)              Articles   of   Incorporation   of  Iowa   Industrial
                           Technologies, Inc. (new name Consolidated Oil & Gas, Inc.)*

         3(ii) Articles of Merger between Iowa Industrial Technologies, Inc. (the surviving entity) and Consolidated Oil & Gas, Inc. (the merging entity). These Articles change the name of the surviving company to Consolidated Oil & Gas, Inc.

         3(iii) Bylaws of Iowa Industrial Technologies, Inc. (now named Consolidated Oil & Gas, Inc.)**

         * Previously filed on June 25, 2001 as Exhibit 2.1 to Form 10-SB of Iowa Industrial Technologies, Inc. (new name Consolidated Oil & Gas, Inc.), EDGAR Accession Number 0001015402-01-501621; incorporated herein.

         ** Previously filed on June 25, 2001 as Exhibit 2.2 to Form 10-SB of Iowa Industrial Technologies, Inc. (new name Consolidated Oil & Gas, Inc.), EDGAR Accession Number 0001015402-01-501621; incorporated herein.